Executive Consulting Agreement

THIS AGREEMENT is dated for reference the 3rd day of January 2012.

BETWEEN:

KGIC Language College (2010) Corp.,

(“KGIC”)

AND:

KGIC Business College (2010) Corp.,

(“KGIBC”)

(collectively, KGIC and KGIBC are the “Company”)

AND:

Sung Sub Lim

with a place of residence at 16337 113B Avenue, Surrey, BC V4N 5A2

(the “Executive”)

WHEREAS:

A.	The Company is doing business as KGIC and KGIBC in the business of providing educational services.

B.	The Company wishes to retain the service of the Executive on the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants hereinafter contained, the parties have agreed as follows:

1.	Consulting Services

1.1	The Company hereby retains the Executive as a consultant, and Executive will serve as President of KGIC and KGIBC, upon the terms and conditions of the Agreement.

1.2
The Executive shall carry out such duties as the Company’s board of directors and the Chairman and any executive designated by the Chairman may from time to time reasonably determine, including but not limited to:

(a)	Lead and manage the business and day-to-day operations;

(b)	Oversee the on-going development of the Company and its products and services, and to explore new business opportunities;

(c)	Responsible for the implementation of corporate development strategies in the Company;

(d)	Develop and implement the Company’s policies, procedures, rules and regulations;

(e)	Provide guidance and assistance to expand the Company’s businesses to new locations;

(f)	Assist in the financial and budget planning, and implementation of the Company;

(g)	Regular communication and liaison with the Company’s vendors, suppliers, partners, regulatory bodies and employees;

(h)	Enforce all necessary policies to ensuring that the Company is operating in an ethical and professional environment;

(i)	Implement business plans to ensuring that the Company operates profitably and in accordance to the pre-approved annual budget plan;

(j)	Report to the Company’s Chairman or any executive designated by the Chairman in the manner and frequency as deemed necessary.

2.	TERM

2.1	The term of this Agreement shall be for a period of five years commencing September 1, 2011 (the “Start Date”) on a full time basis.

2.2	In this Agreement, references to “Year” mean each 12 months period commencing from the Start Date and each anniversary of the Start Date.

2.3	This Agreement may be renewed by mutual agreement of the parties.

2.4
If the Executive is terminated within the term of this agreement by the Company without cause, Company shall pay-out lump sum amount consisting of; Base Consulting Fee and Annual Performance Bonus as stated in the Schedule A, pro-rated for the remaining period of the 5 year term.

3.	REMUNERATION, ETC.

3.1
In consideration of the Executive’s services under this Agreement, the Company shall compensate the Executive in accordance to the payment structure as described in Schedule A of this Agreement attached hereto, on a monthly basis, payable in arrears on the last calendar day of each month.

3.2	The Executive shall be entitled to six week vacation during each year of this Agreement to be taken at a time acceptable to both parties.

3.3	The Executive shall be entitled to participate in stock option plans as indicated in Schedule A of this Agreement subject to the participation standards, regulatory policies and other terms thereof.

3.4
The Company shall reimburse the Executive for all reasonable and pre-agreed expenses incurred by the Executive in furtherance of the Company’s business.  The Executive shall, to the greatest extent possible, submit statements and vouchers for all expenses claimed.  The Executive acknowledges that the Company will only reimburse those expenses that are reasonable or to which the Company has granted prior authorization.

3.5
If the Company’s board of directors should determine to insure the life of the Executive, the Executive shall cooperate with the Company and the insurer and do all reasonable things required to permit the placing or continuance of such insurance coverage upon his life.

3.6
All payments to be made by the Company to the Executive shall be subject to Canadian statutory deductions for taxes, unemployment insurance, medical insurance, and pension contributions. Since the Executive chooses to be employed on a Consultant basis, the Executive shall be responsible for his own payments to those agencies responsible for these expenses.  The Executive will seek his own legal and accounting advice on this matter.

4.	CONFIDENTIAL INFORMATION

4.1
The parties acknowledge that the Executive, in the course of providing services to the Company, will have access to confidential information concerning the Company and its subsidiaries and, therefore, the Executive agrees that he will not, either during the term of this Agreement or upon termination of this agreement thereafter, divulge or utilize to the detriment of the Company any of such confidential information so obtained.  The provisions of this section shall survive the expiry or earlier termination of this Agreement.

5.	DEVOTION OF TIME AND NON-COMPETITION

5.1	The Executive is retained by the Company as a consultant on a full time basis.

5.2	The Company and the Executive acknowledge that the Executive may not provide his services to any competing businesses in Canada or elsewhere while the Executive is retained by the Company.

5.3	The Executive shall devote his full time efforts and undivided attention to the Company’s business as may be required to properly perform his duties hereunder.

5.4
During the term and any renewal of this Agreement, and for a period of twelve (12) months thereafter, the Executive agrees that he shall not engage in any other business activities or serve as an officer or director in any other company or other entity (a “Competitor”) in competition or in conflict with the Company.  Furthermore, the Executive shall not, directly or indirectly be interested in or compensated by any Competitor carrying on business similar to the Company or any other business (i.e: Agents business) which may cause conflict of interest with the Executive's role at the Company, and the Executive shall not own or hold any securities or other ownership interest in any such Competitor provided, however, that the Executive may own not more than 5% of the issued and outstanding capital stock of a corporation, the securities of which are listed upon a stock exchange or regularly trade over the counter.

5.5	The Executive is prohibited from contacting any employees, business associates, suppliers, vendors and customers of the Company for a period of twelve (12) months after his departure from the Company.

6.	TERMINATION OF AGREEMENT

6.1	This Agreement may only be terminated by the Company if:

(a)
the Executive is dishonest in dealing with the Company or its customers or suppliers, or his conduct is in a significant way  detrimental to Company’s business or materially and adversely affects his ability to perform his duties hereunder;

(b)
the Executive fails to perform assigned duties diligently and in a manner acceptable to the Company, which failure is not fully remedied by the Executive within ten business days after notice in writing thereof have been given by the Company to the Executive;

(c)	the Executive breaches or causes to breach a material term of this Agreement; or

(d)	the Executive is convicted of a misdemeanour or felony involving fraud or illegality,

(e)	the Executive falls to generate, achieve and maintain the financial goals or performance criteria prepared by the Executive and thereupon approved by the Company.

(f)	the Executive engages in any behaviour that is considered and viewed to be conduct detrimental to the Company’s business and reputation.

6.2
The Executive may terminate this agreement by giving the Company six (6) months notice in writing, provided however the Executive is not currently engaged in a project that requires its sole particular expertise and knowledge.  The Executive must be able to transfer/relinquish its responsibilities without creating or causing a disruption to the company’s business.

6.3
If the Executive dies during the term or any renewal of this Agreement, the Company shall pay to the estate of the Executive the compensation which otherwise would be payable to such Executive up to the end of the month in which the Executive’s death occurs.

7.	MISCELLANEOUS

7.1
All notices and other communications required or permitted by this Agreement to be given or made by either party to the other shall be given or made in writing and be delivered by hand or registered mail (except during a postal disruption) to the parties at the addresses set forth in this Agreement, or at such other address as the parties designate by notice in writing to the other.  Proof of delivery in such manner shall constitute proof of receipt.

7.2	This Agreement may not be assigned by either party without prior written consent of the other.

7.3	This Agreement may not be transferred or assigned to any other party under any circumstances.

7.4	This Agreement shall be construed solely under and governed by the laws of British Columbia and the law of Canada applicable therein.

7.5
This Agreement represents the entire agreement between the parties and supersedes any and all prior agreements and understandings, whether written or oral, between the parties.  This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

7.6	This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written notwithstanding its actual date of execution.

KGIC BUSINESS COLLEGE (2010) CORP.

Per: /s/ Toby Chu	Toby Chu, Chairman
Authorized Signatory	Name and Title

KGIC LANGUAGE COLLEGE (2010) CORP.

Per: /s/ Toby Chu	Toby Chu, Chairman
Authorized Signatory	Name and Title

SIGNED in the presence of: [NONE]	) ) )
Signature	) ) )	/s/ Sung S. Lim
Name (printed)	) ) )	SUNG S. LIM
Address	) ) )
Occupation	)

Schedule A
Compensation Plan

Calculation formula based on each fiscal year starting: September 1st 2011, to August 31st, 2016

Base Consulting Fee: $150,000 per year.

Monthly car allowance - The amount of this allowance will be a maximum of the existing monthly payment based on the Executive’s current leased vehicle, up to the end of the current lease. Upon the expiry of the current lease, the maximum monthly car allowance will be $800 per month. This amount is inclusive of insurance, maintenance, fuel and other items;

Medical and health care benefit package consistent with other senior management staffs

Stock Option Plan that is consistent to other executives of equal rank and seniority and the terms & conditions of the Stock Option Plan to be mutually agreed upon at the time of grant.

Annual Performance Bonus:

Based on the following formula calculated from the audited Financial Statement of KGIC and KGIBC ending each fiscal year:

a)	6% of EBITDA (Earning before Interest Tax Depreciation & Amortization), add
b)	0.1% of revenue if revenue is over 90% of the current year’s pre-approved target by the Company and EBITDA is over 80% of the current year’s pre-approved budget by the Company
c)	Annual Revenue target and EBITDA budget shall be a minimum of 10% improvement from prior year's actual audited result

Terms & Conditions:

1.
Revenue target for the fiscal year ending August 31 2012 is $ 21MM and EBITDA target for the fiscal year ending August 31 2012 is $ 1.3MM; Revenue and EBIDTA targets are to increase by 10% annually; EBITDA will be calculated after accrued bonus of all other staffs and executives of KGIC and KGIBC and an interco management fee of 1.0% of gross revenue charged by SSDC;

2.
If revenue in a specific fiscal year is less than 90% of the target, bonus based on revenue in that fiscal year will become zero; if EBITDA in a specific fiscal year is less than 80% of the target, bonus based on EBITDA in that fiscal year will become zero;

3.
Parties acknowledged and agreed that any extraordinary and "one-time" Revenue increase or decrease, one-time Profit or Loss that is triggered by accounting policy changes such as IFRS or other GAAP measures, such one-time Gain or Loss shall be excluded from the Revenue or EBITDA calculation formula.  The principle of "Consistency of Prior Year's Practice" shall apply.